June 7, 2006

PHILIPS INAUGURATES ASIA PACIFIC’S FIRST MEDICAL LEARNING CENTRE

• State-of-the-art Euro 12 million facility for advanced medical diagnostics equipment training is first of its kind in the region

Singapore – Philips Medical Systems (Philips), a division of Royal Philips Electronics (NYSE:PHG, AEX:PHI), today inaugurated Asia Pacific’s first Learning Centre for advanced medical diagnostics equipment training in Singapore. The Learning Centre offers training programs designed around the needs of healthcare technicians. Guest-of-honour Philip Yeo, Agency for Science, Technology & Research of Singapore Government and Jouko Karvinen, CEO, Philips Medical Systems, graced the inauguration ceremony.

The Singapore Learning Centre is designed around the needs of healthcare professionals and customers and will offer service engineers, sales engineers and application persons in depth knowledge of cutting edge medical technology. The Centre will also provide medical communities across the region access to the most advanced medical diagnostics equipment and their operation thus accelerating the delivery of quality healthcare.

The 37,000 sq ft Singapore Learning Centre is the largest dedicated facility of its kind for advanced medical equipment training in the Asia Pacific region. The centre is equipped with the most sophisticated medical diagnostics equipment, including cardio vascular X-ray, general X-ray, computer tomography (CT) scanner, Magnetic Resonance Imaging (MRI), Ultrasound systems and Patient Monitoring. The value of the initial investment in the centre is around Euro 12 million.

Speaking at the inauguration, Jouko Karvinen, CEO of Philips Medical Systems, said, “The Singapore Learning Centre has been established in response to our rapid expansion and success in the Asia Pacific region where we are benefiting from double-digit growth rates over the past couple of years. The opening of the Centre reinforces our commitment to advancing healthcare in Asia Pacific. The Learning Centre is aligned around our brand promise “Sense and simplicity” and is a reflection on how one makes advanced technology simple and easy to experience”.

“The Centre allows us to address a long pending requirement of this region – access to a facility providing education and training in the skills and expertise required to operate technologically advanced high-performance diagnostics equipment. Good healthcare solutions will improve patient care. At the same time, they will keep healthcare costs under control.”

“Singapore serves as an ideal location for the centre as it is in the heart of Asia Pacific, as well as a vibrant medical hub in the region. The Singapore Government (EDB) has also shown keen interest to cooperate with local industries and has a strong focus to develop Singapore into a knowledge based society. We believe the local and regional medical communities will benefit from the easy access to our knowledge base in diagnostics technology and healthcare innovations,” added Mr. Karvinen.

The Learning Centre offers training programs designed around the needs of healthcare technicians - from field sales and service engineers to marketing and application specialists, who require both theoretical and hands-on training for clinical practice. The centre will provide more than 4,000 training days during 2006 and increase to over 6,000 days over the next two years.

The full range of most advanced products and solutions from Philips Medical Systems are featured in the Learning Centre, and will be changed whenever newer models become available to keep up with the product cycle, so that trainees are always up-to-date with the newest technologies. Large, sophisticated equipment like CTs and MRIs have a permanent place in the Learning Centre, while smaller pieces of equipment are available for “mobile” training sessions, where they can be shipped to other countries in Asia for more cost-effective on-location training.

Potential customers can also benefit by visiting the centre for application training or equipment demonstration when they are in the process of equipping their hospital.

The centre caters to the needs of the Asia Pacific, Australasia and the Middle East regions, and has on board nine full-time trainers who can deliver lectures in English and also in either Mandarin or Japanese. The intent is to hire three more trainers. For additional support there are 3 administrative staff on board.

The Philips Design team was commissioned to make the Learning Centre’s interior experience a signature Philips one. The design team created a professional area where technology and lifestyle merges into a complete visible “One Philips” experience based on the understanding of peoples needs. The centre’s clean curved lines reflect a modern and innovative environment conducive to advanced learning. With eight lecture rooms, 20 labs and a 98-seat auditorium, the Learning Centre is flexible in use and appropriate to hold all Philips initiatives, such as medical training and product launches.

The newly established Learning Centre is on Level 5, TP3, at the Philips complex in Toa Payoh, Singapore.

For further information please contact:
Radhika Choksey
Corporate Communications
Philips Electronics Hong Kong Ltd
Tel: +852 2821 5698

Boey Taik Boon
Corporate Communications
Philips Electronics Singapore Pvt Ltd
Tel: +65 6882 3896

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscentre.